UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1164771

As at February 22, 2005

NORTHERN DYNASTY MINERALS LTD.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: February 22, 2005

Print the name and title of the signing officer under his signature.

-------------------

NORTHERN DYNASTY MINERALS LTD.
1020 - 800 W Pender Street
Vancouver BC
V6C 2V6 Canada
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.northerndynasty.com

NORTHERN DYNASTY SET TO CLOSE $30.8 MILLION FINANCING

February 22, 2005, Vancouver, BC - Ronald W. Thiessen, President and CEO of Northern Dynasty Minerals Ltd. (TSXV:NDM; AMEX:NAK) is pleased to announce that Northern Dynasty has executed agreements with a number of accredited investors to privately place approximately 7.25 million Units in its capital at Cdn$4.25 each. A Unit consists of one Northern Dynasty common share and one common share purchase warrant exercisable for 18 months from closing at Cdn$5.00 per common share. Preliminary Canadian regulatory approval has been received and closing of the financing is expected to occur in approximately 10 days, subject to AMEX acceptance. All these securities will be subject to 4 month resale restrictions in Canada and will also be subject to resale restrictions as unregistered securities under United States securities laws. Approximately 1.18 million Units of this placement were purchased by an affiliated corporation, Galahad Gold Plc and its associates. Intermediary fees of approximately 6% will be paid in cash respecting the Units sold other than those placed with Galahad.

The proceeds of this financing will be used during 2005 to fund delineation drilling of the new East Zone discovery located on the eastern flank of the Pebble deposit and comprehensive engineering and environmental/socioeconomic work designed to complete a feasibility study and prepare environmental permit applications for a large scale open pit mining operation.

For further details on Northern Dynasty Minerals Ltd., please visit the Northern Dynasty website at www.northerndynasty.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Oriented Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including those that announce proposed financings that the Company expects to complete, are forward-looking statements. Although Northern Dynasty believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the failure of investors who are believed to have committed to the financings to fail to complete them as a result of general market conditions , adverse developments unique to such investors or otherwise. Accordingly, the actual amounts raised may differ materially from those projected in the forward-looking statements. For more information on the Northern Dynasty, Investors should review the Company's annual Form on 20F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.